UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
(Amendment No. 2)

OSI PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2% Convertible Senior Subordinated Notes due 2025
3% Convertible Senior Subordinated Notes due 2038
(Titles of Class of Securities)

671040 AF0
671040 AE3
671040 AG8
671040 AH6
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
420 Saw Mill River Road
Ardsley, NY 10502
(914) 231-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

With a copy to:
Craigh Leonard, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
(212) 468 8007
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$275,547,050	$19,647.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of $115 million aggregate principal amount of the 2% Convertible Senior Subordinated Notes due 2025 at the purchase price of $1,002.67 per $1,000 of Notes outstanding as of June 15, 2010 and $160 million aggregate principal amount of the 3% Convertible Senior Subordinated Notes due 2038 at the purchase price of $1,001.50 per $1,000 of Notes outstanding as of June 15, 2010.

**	Previously Paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 4. Terms of the Transaction.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.5.C
EX-99.A.5.D

AMENDMENT NO. 2 to SCHEDULE TO
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2010 by OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 (“Amendment No. 1”) to the Schedule TO filed with the SEC on June 18, 2010 by the Company, in connection with the Company’s Offer to Purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2010, relating to the 2% Convertible Senior Subordinated Notes due 2025 (the “2% Notes”), as supplemented and amended by the Supplement thereto dated June 29, 2010 (the “2% Notes Supplement”) and filed as Exhibit (a)(1)(C) hereto (as supplemented and amended, the “2% Notes Offer to Purchase”) and the Offer to Purchase, dated June 17, 2010, relating to the 3% Convertible Senior Subordinated Notes due 2038 (the “3% Notes”), as supplemented and amended by the Supplement thereto dated June 29, 2010 (the “3% Notes Supplement”) and filed as Exhibit (a)(1)(D) hereto (as supplemented and amended, the “3% Notes Offer to Purchase”), any and all of the Company’s outstanding 2% Notes and 3% Notes, each at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding the purchase date.
     Except as set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged.
Item 4. Terms of the Transaction.
1. Item 4(a) of the Schedule TO is hereby supplemented and amended so that the information set forth in the 2% Notes Supplement and the 3% Notes Supplement is incorporated by reference.
Item 12. Exhibits.
1. Item 12 of the Schedule TO is hereby supplemented and amended in its entirety as follows:

Exhibit No.	Description of Document

(a)(1)(A)*	2% Notes Offer to Purchase, dated June 17, 2010.

(a)(1)(B)*	3% Notes Offer to Purchase, dated June 17, 2010.

(a)(1)(C)**	Supplement to 2% Notes Offer to Purchase, dated June 29, 2010.

(a)(1)(D)**	Supplement to 3% Notes Offer to Purchase, dated June 29, 2010.

(a)(5)(A)*	2% Notes Fundamental Change Company Notice and Notice of Conversion, dated June 18, 2010.

(a)(5)(B)*	Press Release of the Company relating to Occurrence of a Fundamental Change for Convertible Notes, dated June 18, 2010.

(a)(5)(C)**	Amended and Restated Form of Fundamental Change Purchase Notice for 2% Notes.

(a)(5)(D)**	Amended and Restated Form of Fundamental Change Purchase Notice for 3% Notes.

(d)(1)	Indenture, dated December 21, 2005, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on December 28, 2005 (file no. 000-15190), and incorporated herein by reference.

(d)(2)	Indenture, dated January 9, 2008, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on January 15, 2008 (file no. 000-15190), and incorporated herein by reference.

*	Previously filed.

**	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2010	OSI Pharmaceuticals, Inc.
	By:	/s/ Barbara A. Wood
		Name:	Barbara A. Wood
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Document

(a)(1)(A)*	2% Notes Offer to Purchase, dated June 17, 2010.

(a)(1)(B)*	3% Notes Offer to Purchase, dated June 17, 2010.

(a)(1)(C)**	Supplement to 2% Notes Offer to Purchase, dated June 29, 2010.

(a)(1)(D)**	Supplement to 3% Notes Offer to Purchase, dated June 29, 2010.

(a)(5)(A)*	2% Notes Fundamental Change Company Notice and Notice of Conversion, dated June 18, 2010.

(a)(5)(B)*	Press Release of the Company relating to Occurrence of a Fundamental Change for Convertible Notes, dated June 18, 2010.

(a)(5)(C)**	Amended and Restated Form of Fundamental Change Purchase Notice for 2% Notes.

(a)(5)(D)**	Amended and Restated Form of Fundamental Change Purchase Notice for 3% Notes.

(d)(1)	Indenture, dated December 21, 2005, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on December 28, 2005 (file no. 000-15190), and incorporated herein by reference.

(d)(2)	Indenture, dated January 9, 2008, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on January 15, 2008 (file no. 000-15190), and incorporated herein by reference.

*	Previously filed.

**	Filed herewith.

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